Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
	2018	2017
	(000’s)	(000’s)
Earnings:
Income (loss) from continuing operations attributable to MDC Partners Inc.	$(29,416)	$(10,566)
Additions:
Income tax expense	(8,330)	3,969
Net income attributable to the noncontrolling interests	897	883
Fixed charges, as shown below	21,847	21,737
Distributions received from equity-method investments	—	—
	14,414	26,589
Subtractions:
Equity in earnings of non-consolidated affiliates	86	(139)

Earnings as adjusted	$(15,088)	$16,162
Fixed charges:
Interest on indebtedness, expensed or capitalized	15,424	16,026
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	807	742
Interest within rent expense	5,616	4,969
Total fixed charges	$21,847	$21,737
Ratio of earnings to fixed charges	N/A	N/A
Fixed charge deficiency	$36,935	$5,575